UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 391

MINUTES No. 391: In the City of Buenos Aires, on November 7, 2014, at 12:30 pm, the undersigning Directors and Statutory Auditors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor S.A.”) (the “Company”), to wit: Ricardo Torres, Edgardo Volosín, Pablo Díaz, Maximiliano Fernández, Eduardo Llanos,  Eduardo Setti, Eduardo Endeiza and Santiago Durán Cassiet, and on behalf of the Supervisory Committee Daniel Abelovich, Damián Burgio and Jorge Pardo held a meeting at Av. del Libertador 6363, City of Buenos Aires. Furthermore, Mr. Andrés Suarez, partner in PwC, attended the meeting in his capacity as independent auditor, and Mr. Leandro Montero, Finance and Control Director of Edenor S.A. also attended the meeting. The meeting was chaired by the Chairman of the Board, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the […] THIRD ITEM of the Agenda: 3°) Consideration of the interim Financial Statements as of September 30, 2014. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the nine-month period ended September 30, 2014, and stated all attendees were aware of all such documents as they were previously handed over to them together with the Call to that Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of September 30, 2014, and for the nine-month periods ended September 30, 2014, including General Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplemental documents, Informative Report, information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended September 30, 2014. Thereafter, and prior to the voting on the item under consideration, Mr. Jorge Pardo took the floor and informed all attendees that the report of the Supervisory Committee on the Company’s Financial Statements as of September 30, 2014 under consideration, was approved by the majority of opinions of its members and not by unanimous vote, as he   proposed a report different from the one finally approved by the Supervisory Committee at its Meeting No. 269 held on November 7, 2014. In that respect, he submitted a copy of such document to the Board of Directors’ consideration, clarifying that the main difference between both documents was based on the feasibility of operating as on-going concern. The Chairman thanked Mr. Jorge Pardo for the clarification made, and moved all attendees to continue considering the Item, asking for documents submitted for consideration to be approved. After discussing and voting on the motion, the Board of Directors unanimously, with Directors Eduardo Setti, Eduardo Endeiza y Santiago Durán Cassiet abstaining from voting, RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended September 30, 2014. […]  There being no further issues to transact, the meeting was adjourned at 01:15 pm by the Chairman.

Signed by: Ricardo Torres, Edgardo Volosín, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Eduardo Endeiza, Eduardo Setti, Santiago Durán Cassiet, Daniel Abelovich, Damián Burgio and Jorge Pardo.

Ricardo A. Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 17, 2014